SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On October 10, 2007, Korea Electric Power Corporation (“KEPCO”), together with Korea East-West Power Co., Ltd., our generation subsidiary (“EWP”), entered into a Heads of Agreement (“HOA”), with Cockatoo Coal Ltd. (“Cockatoo”), a coal exploration and mining company located in Australia and listed on the Australia Stock Exchange. Under the terms of the HOA, KEPCO and EWP plan to acquire aggregate 40 million shares of Cockatoo, representing approximately 10% of total equity ownership in Cockatoo, for cash in the amount of A$16.8 million. (Each of KEPCO and EWP is expected to acquire 5% equity ownership in Cockatoo in return for cash consideration of A$8.4 million). Under the terms of the HOA, KEPCO and EWP are also entitled to a preferred right to purchase approximately 2 million tons of bituminous coal per annum from mines owned by Cockatoo. The foregoing arrangement is subject to the approval by the board of directors of KEPCO and EWP scheduled for October 2007 as well as the successful negotiation and finalization of definitive agreements embodying the terms of the HOA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager
International Finance Department

Date: October 11, 2007